                                                                      EXHIBIT 99


FINANCIAL STATEMENTS

Canyon Fuel Company, LLC
Years Ended December 31, 2002, 2001 and 2000

                            Canyon Fuel Company, LLC

                              Financial Statements

                  Years Ended December 31, 2002, 2001 and 2000


                                    CONTENTS

Report of Independent Auditors..........................................    1

Financial Statements

Statements of Operations................................................    2
Balance Sheets..........................................................    3
Statements of Members' Equity...........................................    4
Statements of Cash Flows................................................    5
Notes to Financial Statements...........................................    6

                         Report of Independent Auditors

The Members of Canyon Fuel Company, LLC

We have audited the accompanying balance sheets of Canyon Fuel Company, LLC (a Delaware limited liability company) (the Company) as of December 31, 2002 and 2001, and the related statements of operations, members' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ERNST & YOUNG LLP

St. Louis, Missouri
January 22, 2003

                            Canyon Fuel Company, LLC

                            Statements of Operations
                                 (In Thousands)

                                                      YEAR ENDED DECEMBER 31
                                                2002          2001         2000
                                             ---------     ---------    ---------
Revenues:
   Coal sales                                $ 249,885     $ 301,261    $ 258,513
   Other revenues                                  440           648          588
                                             ---------     ---------    ---------
                                               250,325       301,909      259,101

Costs and expenses:
   Cost of coal sales                          235,030       241,087      215,785
   Amortization of coal supply agreements        4,110        17,113       19,857
   Fees to members                              10,321         8,950        8,029
   Write-down of impaired assets                    --        10,134           --
                                             ---------     ---------    ---------
                                               249,461       277,284      243,671
                                             ---------     ---------    ---------
Income from operations                             864        24,625       15,430

Interest income, net:
   Interest expense                                 (1)           --         (140)
   Interest income                                 137         1,401          585
                                             ---------     ---------    ---------
                                                   136         1,401          445
                                             ---------     ---------    ---------

Net income                                   $   1,000     $  26,026    $  15,875
                                             =========     =========    =========

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                                 Balance Sheets
                                 (In Thousands)

                                                               DECEMBER 31
                                                           2002          2001
                                                        ---------     ---------
ASSETS
Current assets:
   Cash and cash equivalents                            $      84     $   2,615
   Trade accounts receivable                               23,670        37,116
   Other receivables                                        7,466         8,351
   Inventories                                             27,428        21,530
   Other                                                    5,717         3,572
                                                        ---------     ---------
Total current assets                                       64,365        73,184
Property, plant and equipment:
   Coal lands and mineral rights                          277,656       273,916
   Plant and equipment                                    258,334       241,570
   Deferred mine development                               45,460        36,366
                                                        ---------     ---------
                                                          581,450       551,852
   Less accumulated depreciation, depletion and
       amortization                                      (256,331)     (218,236)
                                                        ---------     ---------
Property, plant and equipment, net                        325,119       333,616
Other assets:
   Prepaid royalties                                       19,168        22,139
   Coal supply agreements                                   2,243         6,353
   Other                                                       --            16
                                                        ---------     ---------
Total other assets                                         21,411        28,508
                                                        ---------     ---------
Total assets                                            $ 410,895     $ 435,308
                                                        =========     =========

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
   Accounts payable                                     $  23,578     $  21,470
   Accrued expenses                                         6,643         8,060
                                                        ---------     ---------
Total current liabilities                                  30,221        29,530
Accrued postretirement benefits other than pension          8,237         7,722
Accrued reclamation and mine closure                        4,851         4,247
Accrued workers' compensation                               5,636         6,352
Other noncurrent liabilities                                6,411         5,730
                                                        ---------     ---------
Total liabilities                                          55,356        53,581
Members' equity                                           355,539       381,727
                                                        ---------     ---------
Total liabilities and members' equity                   $ 410,895     $ 435,308
                                                        =========     =========

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                          Statements of Members' Equity
                                 (In Thousands)

                  Years Ended December 31, 2002, 2001 and 2000

                                                         ITOCHU
                                       ARCH WESTERN       COAL
                                        RESOURCES,    INTERNATIONAL
                                            LLC            INC.           TOTAL
                                       ------------   -------------     ---------
Members' equity, January 1, 2000        $ 289,048       $ 155,640       $ 444,688
Contributions                              17,550           9,450          27,000
Distributions                             (41,448)        (22,318)        (63,766)
Net income                                 10,319           5,556          15,875
                                        ---------       ---------       ---------
Members' equity, December 31, 2000        275,469         148,328         423,797
Comprehensive income:
   Net income                              16,917           9,109          26,026
   Minimum pension liability
      adjustment                           (2,043)         (1,100)         (3,143)
                                        ---------       ---------       ---------
Total comprehensive income                 14,874           8,009          22,883
Contributions                              18,200           9,800          28,000
Distributions                             (60,419)        (32,534)        (92,953)
                                        ---------       ---------       ---------
Members' equity, December 31, 2001        248,124         133,603         381,727
Comprehensive income:
   Net income                                 650             350           1,000
   Minimum pension liability
      adjustment                             (551)           (296)           (847)
                                        ---------       ---------       ---------
Total comprehensive income                     99              54             153
Contributions                              23,400          12,600          36,000
Distributions                             (40,522)        (21,819)        (62,341)
                                        ---------       ---------       ---------
Members' equity, December 31, 2002      $ 231,101       $ 124,438       $ 355,539
                                        =========       =========       =========

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                            Statements of Cash Flows
                                 (In Thousands)

                                                        YEAR ENDED DECEMBER 31
                                                    2002          2001          2000
                                                 ---------     ---------     ---------
OPERATING ACTIVITIES
Net income                                       $   1,000     $  26,026     $  15,875
Adjustments to reconcile net income to cash
   provided by operating activities:
     Depreciation, depletion and amortization       45,993        66,383        62,005
     Prepaid royalties expensed                      5,434         5,884         3,424
     Net (gain) loss on disposition of assets          148           (12)           25
     Write-down of impaired assets                      --        10,134            --
     Changes in operating assets and
       liabilities                                   9,526        (6,855)       (8,160)
     Other                                          (2,506)         (620)         (514)
                                                 ---------     ---------     ---------
Cash provided by operating activities               59,595       100,940        72,655

INVESTING ACTIVITIES
Additions to property, plant and equipment         (33,496)      (31,593)      (28,161)
Proceeds from dispositions of property,
   plant and equipment                                 174            12           148
Additions to prepaid royalties                      (2,463)       (1,805)       (7,243)
                                                 ---------     ---------     ---------
Cash used in investing activities                  (35,785)      (33,386)      (35,256)

FINANCING ACTIVITIES
Members' contributions                              36,000        28,000        27,000
Cash distributions to members                      (62,341)      (92,953)      (63,766)
Payment on other noncurrent liabilities                 --            --        (1,055)
                                                 ---------     ---------     ---------
Cash used in financing activities                  (26,341)      (64,953)      (37,821)
                                                 ---------     ---------     ---------

Increase (decrease) in cash and cash
   equivalents                                      (2,531)        2,601          (422)
Cash and cash equivalents, beginning of
   year                                              2,615            14           436
                                                 ---------     ---------     ---------
Cash and cash equivalents, end of year           $      84     $   2,615     $      14
                                                 =========     =========     =========

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest           $       1     $      10     $     281
                                                 =========     =========     =========

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                          Notes to Financial Statements

                                December 31, 2002

1. THE COMPANY

Canyon Fuel Company, LLC (the Company) is a joint venture between Arch Western Resources, LLC (Arch Western) (65% ownership) and ITOCHU Coal International Inc. (ITOCHU) (35% ownership). The owners of the Company are referred to herein as the "Members." The Company owns an approximate 9% interest in Los Angeles Export Terminal, Inc. (LAXT).

The Company operates one reportable segment: the production of steam coal from deep mines in Utah for sale primarily to utility companies in the United States. Net profits and losses and distributions of the Company's earnings are allocated to the Members based on their respective ownership percentage.

2. ACCOUNTING POLICIES

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

INVENTORIES

Inventories consist of the following:

                                                     DECEMBER 31
                                                   2002       2001
                                                 -------    -------
                                                    (In Thousands)
   Coal                                          $18,342    $12,537
   Supplies, net of allowance                      9,086      8,993
                                                 -------    -------
                                                 $27,428    $21,530
                                                 =======    =======

Coal inventory is valued using the first-in, first-out (FIFO) cost method and is stated at the lower of cost or market. Coal inventory costs include labor, equipment costs and operating overhead. Supplies are valued using the average cost method and are stated at the lower of cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $35 thousand at December 31 for both 2002 and 2001.

COAL ACQUISITION COSTS AND PREPAID ROYALTIES

Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs as the Company mines on the property. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are capitalized. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

COAL SUPPLY AGREEMENTS

Acquisition costs related to coal supply agreements are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above-market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $25.2 million and $91.9 million at December 31, 2002 and 2001, respectively. In 2002, the Company wrote off $70.8 million of sales contract assets and accumulated amortization related to an expired contract that was fully amortized.

EXPLORATION COSTS

Costs related to locating coal deposits and determining the economic minability of such deposits are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Mine development costs are capitalized and amortized on the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Proceeds from the sale of coal mined as a by-product of development activities are not included in coal sales but are accounted for as a reduction of the amount capitalized. Depletion of mineral properties is computed on the units-of-production method over the estimated recoverable coal reserves of the property being mined. At December 31, 2002, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations.

Depreciation and amortization of other property, plant and equipment are computed by the straight-line method over the expected lives of the assets, which range from 3 to 19 years. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. Upon disposal of depreciated assets, residual cost less salvage value is included in the determination of current income.

ASSET IMPAIRMENT

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. As described in Note 3, the Company wrote off the value of its investment in LAXT during 2001.

RECLAMATION AND MINE CLOSING COSTS

The Company charges current reclamation costs to expense as incurred. Final reclamation costs, including dismantling and restoration, are estimated based upon current federal and state regulatory requirements and are accrued during operations using the units-of-production method on the basis of estimated costs as of the balance sheet date. The effect of changes in estimated costs and production is recognized on a prospective basis.

The Company is not aware of any events of noncompliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

As discussed in Note 10, in 2003, the Company will begin accounting for its final mine closure reclamation liabilities in accordance with FAS 143, Accounting for Asset Retirement Obligations.

ACCRUED WORKERS' COMPENSATION COSTS

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under state statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for traumatic injuries which are accrued as injuries are incurred.

REVENUE RECOGNITION

Coal sales revenues include sales to customers of coal produced at Company operations (except for coal that is produced as the by-product of development activities) and coal purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Transportation costs that are billed by the Company and reimbursed to the transportation provider are included in coal sales and cost of coal sales. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as performed or otherwise earned.

INCOME TAXES

The financial statements do not include a provision for income taxes, as the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members' separate income tax returns.

COMPREHENSIVE INCOME

The Company reports comprehensive income in its statements of members' equity. Comprehensive income represents changes in Members' equity from non-owner sources. For the years ended December 31, 2002 and 2001, minimum pension liability adjustments were the only item of other comprehensive income.

                                                 YEAR ENDED DECEMBER 31
                                                   2002         2001
                                                 --------     --------
                                                     (In Thousands)
   Net income (as reported)                      $  1,000     $ 26,026
   Minimum pension liability adjustment              (847)      (3,143)
                                                 --------     --------
   Total comprehensive income                    $    153     $ 22,883
                                                 ========     ========

DERIVATIVE INSTRUMENTS

Statement of Financial Accounting Standards (FAS) 133, Accounting for Derivative Instruments and Hedging Activity, was effective on January 1, 2001. FAS 133 requires all derivative financial instruments to be reported on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting price movements in the underlying exposure. As required, the Company adopted FAS 133 on January 1, 2001. The Company did not have any financial instruments which qualified as derivatives under FAS 133, and therefore, there was no impact to the Company as a result of the adoption of FAS 133.

3. NON-RECURRING INCOME AND EXPENSES

During 2002, the Company was notified by the Bureau of Land Management that it would receive a royalty rate reduction for certain tons mined at its Skyline mine. The rate reduction applies to certain tons mined from September 1, 2001 through September 1, 2006. The retroactive portion of the refund totaled $1.7 million and has been recognized in 2002 as a reduction in cost of coal sales in the statement of operations.

The Company owns an approximate 9% interest in LAXT which the Company has included in property, plant and equipment. LAXT began operations in 1997 and has experienced operating losses and negative cash flows since its inception, principally due to weak demand for U.S. coal exports to the Pacific Rim countries. During 2001, due to continuing weakness in the export coal market, LAXT's financial condition was not going to allow it to make its Minimum Annual Guarantee Rental Payment owed to the Port of Los Angeles, and several significant owners of LAXT indicated an unwillingness to provide additional funding to LAXT. The Company believed these events represented indicators of impairment under the provisions of FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Based on this, the Company determined that assets with a carrying value of $10.1 million did not have any future value to the Company and therefore were written off. In addition, the Company had a $2.3 million note receivable from LAXT which it no longer expected to realize and wrote off during 2001.

During 2001, the Company received notification that contested property tax valuations from 1998 and 1999 were settled in the Company's favor. The Company recognized $4.5 million of income in 2001, which is the amount refunded by the state of Utah to the Company. In addition, the Internal Revenue Service issued a notice during 2000 outlining the procedures for obtaining tax refunds on certain excise taxes paid by the industry on export sales tonnage. The notice is a result of a 1998 Federal District Court decision that found such taxes to be unconstitutional. As a result of processing these claims during 2001, the Company recorded $2.2 million of income related to these excise tax recoveries.

4. ACCRUED EXPENSES

Accrued expenses included in current liabilities consist of the following:

                                                    DECEMBER 31
                                                  2002      2001
                                                 ------    ------
                                                  (In Thousands)
   Payroll and related benefits                  $1,486    $2,188
   Pension                                          866     2,118
   Postretirement benefits other than pension       147       359
   Taxes other than income taxes                    988     1,104
   Workers' compensation                            551       411
   Other accrued expenses                         2,605     1,880
                                                 ------    ------
                                                 $6,643    $8,060
                                                 ======    ======

5. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Essentially all of the Company's employees are covered by a defined benefit pension plan sponsored by the Company. The benefits are based on years of service and the employee's compensation, primarily during the last five years of service. The funding policy for the pension plan is to make annual contributions as required by applicable regulations.

The Company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with the Company. The Company has the right to modify the plans at any time. The Company's current policy is to fund the cost of postretirement medical and life insurance benefits as they are paid.

Summaries of the changes in the benefit obligation and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow:

                                                                          OTHER POSTRETIREMENT
                                                  PENSION BENEFITS             BENEFITS
                                               ---------------------     ---------------------
                                                 2002          2001        2002         2001
                                               --------     --------     --------     --------
                                                               (In Thousands)
   CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at January 1             $ 14,070     $ 10,254     $  5,479     $  5,785
   Service cost                                   2,170        1,951          471          316
   Interest cost                                  1,005          810          415          393
   Benefits paid                                   (425)        (226)        (146)        (380)
   Plan amendments                                   --           11           --           --
   Other - primarily actuarial (gain) loss         (350)       1,270          575         (635)
                                               --------     --------     --------     --------
   Benefit obligation at December 31           $ 16,470     $ 14,070     $  6,794     $  5,479
                                               ========     ========     ========     ========

   CHANGE IN PLAN ASSETS
   Value of plan assets at January 1           $  7,868     $  7,188     $     --     $     --
   Actual return on plan assets (loss)             (995)        (342)          --           --
   Employer contributions                         4,200        1,248          146          380
   Benefits paid                                   (425)        (226)        (146)        (380)
                                               --------     --------     --------     --------
   Value of plan assets at December 31         $ 10,648     $  7,868     $     --     $     --
                                               ========     ========     ========     ========

   FUNDED STATUS OF THE PLANS
   Accumulated obligations less plan assets    $  5,822     $  6,202     $  6,794     $  5,479
   Unrecognized actuarial gain (loss)            (5,267)      (4,434)         615        1,438
   Unrecognized prior service cost                  311          350          975        1,164
                                               --------     --------     --------     --------
   Net liability recognized                    $    866     $  2,118     $  8,384     $  8,081
                                               ========     ========     ========     ========

   BALANCE SHEET LIABILITIES
   Minimum pension liability adjustment        $ (3,990)    $ (3,143)    $     --     $     --
   Accrued benefit liabilities                    4,856        5,261        8,384        8,081
                                               --------     --------     --------     --------
   Net liability recognized                         866        2,118        8,384        8,081
   Less current portion                             866        2,118          147          359
                                               --------     --------     --------     --------
   Long-term liability                         $     --     $     --     $  8,237     $  7,722
                                               ========     ========     ========     ========

Demographic and assumption changes under the defined benefit pension plan resulted in a $350,000 gain in 2002 and a $1,270,000 loss in 2001. The decrease in the funded status of pension benefits in the year 2002 resulted from decreased earnings on plan assets during the year. FAS 87, Employers' Accounting for Pensions, contains a minimum liability provision that requires, in some situations, that an employer recognize an "additional minimum liability" in the balance sheet without a corresponding charge to earnings. To the extent an additional minimum liability is required, a corresponding reduction in equity may also be recognized. Demographic and assumption changes in other postretirement benefits resulted in the $575,000 loss in 2002 and $635,000 gain in 2001.

                                                                         OTHER POSTRETIREMENT
                                                  PENSION BENEFITS             BENEFITS
                                               ---------------------    ----------------------
                                                 2002          2001        2002         2001
                                               --------     --------    ---------     --------
   Weighted average assumptions as of
      December 31:
       Discount rate                            7.00%        7.50%           7.00%      7.50%
       Rate of compensation increase            4.25%        4.50%             N/A        N/A
       Expected return on plan assets           9.00%        9.00%             N/A        N/A
       Health care cost trend on covered
         charges                                 N/A          N/A       7.50-5.00%      5.00%

The following table details the components of pension and other postretirement benefit costs:


                                      PENSION BENEFITS             OTHER POSTRETIREMENT BENEFITS
                              -------------------------------     -------------------------------
                                2002        2001        2000        2002        2001        2000
                              -------     -------     -------     -------     -------     -------
                                                          (In Thousands)
   Service cost               $ 2,170     $ 1,951     $ 1,760     $   471     $   316     $   271
   Interest cost                1,005         810         591         415         393         542
   Expected return on plan
     assets                      (899)       (660)       (648)         --          --          --
   Other amortization and
     deferral                     672         642         391        (437)       (548)       (208)
   Curtailments                    --          --          --          --          --        (443)
                              -------     -------     -------     -------     -------     -------
                              $ 2,948     $ 2,743     $ 2,094     $   449     $   161     $   162
                              =======     =======     =======     =======     =======     =======

The health care cost trend rate assumption has a significant effect on the amounts reported. However, as the employer contribution cap was reached, the impact of health care cost trend rate changes is not material.

OTHER PLANS

The Company sponsors a 401(k) savings plan which was established to assist eligible employees in providing for their future retirement needs. The savings plan matches a certain percentage of employee contributions. The Company's contribution to the savings plan was $1.6 million in 2002 and $1.4 million in 2001.

6. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. Intermountain Power Agency accounted for approximately 29%, 36% and 44% of coal sales in 2002, 2001 and 2000, respectively. This same customer accounted for 20% and 31% of accounts receivable at December 31, 2002 and 2001, respectively. Sierra Pacific accounted for approximately 24%, 20% and 17% of coal sales in 2002, 2001 and 2000, respectively. Pacificorp accounted for approximately 15% and 8% of coal sales in 2002 and 2001, respectively. Approximately 7%, 13% and 14% of coal sales in 2002, 2001 and 2000, respectively, were export sales to Japanese customers.

7. RELATED PARTY TRANSACTIONS

As described in Note 1, 65% of the Company is owned by Arch Western. Arch Western acts as the Company's managing Member. The Company pays administration and production fees to Arch Western for managing the Company's operations. In addition, the Company pays certain additional management fees to ITOCHU, its 35% owner. These fees to Members were $10.3 million, $8.9 million and $8.0 million in 2002, 2001 and 2000, respectively. The Company has a payable balance to its Members of $6.4 million and $2.8 million at December 31, 2002 and 2001, respectively.

8. COMMITMENTS AND CONTINGENCIES

In October 2002, the Company entered into a long-term operating lease for longwall equipment to be used at its Dugout mine. The lease contains options that would allow the Company to purchase the longwall at amounts approximating fair market value. Assuming the Company does not exercise these options, the lease will terminate on October 1, 2009. Rental expense was $1.5 million in 2002, and $0.6 million in 2001 and 2000, respectively.

The Company has entered into various noncancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. In May 2001, the Company was the successful bidder in a state auction of certain mining rights in the 2,560-acre Dugout tract in Carbon County, Utah. The Company's lease bid amounted to $1.0 million for the tract, of which $100 thousand was paid in each of the years 2002 and 2001, respectively. The Company will make payments of $100 thousand in each of the years 2003 and 2004 and $120 thousand in each of the years 2005 through 2009. The tract contains approximately 6 million tons of demonstrated coal reserves and is contiguous to the Company's Dugout mine. In May 1999, the Company was the successful bidder in a federal auction of certain mining rights in the 7,172-acre Pines tract in Sevier and Emory Counties in Utah. The Company's lease bonus bid amounted to $16.9 million for the tract, of which $3.4 million was paid on May 24, 1999 and an additional $3.4 million was paid in each of the years 2002, 2001 and 2000, respectively. The tract contains approximately 48 million tons of demonstrated coal reserves and is contiguous with the Company's Sufco mine. Geological surveys indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment. Minimum payments due in future years under lease agreements (including the Dugout and Pines tract leases) are $6.8 million in 2003, $3.4 million in 2004, $3.0 million in 2005, $2.9 million in 2006, $3.1 million in 2007 and $9.2 million thereafter.

The Company was in litigation with Skyline Partners, lessors of the coal reserves which comprise the Company's Skyline mine. The coal leases required the Company to make annual advance minimum royalty payments which are fully recoupable against a production royalty that is to be paid by the Company on each ton of coal mined and sold from the leaseholds. In 1997, the Company filed suit against Skyline Partners in Utah State Court alleging that the Company was not required to make the final minimum advance royalty payment. On February 24, 2000, the Company and Skyline Partners reached an agreement to settle the litigation. The settlement includes a $7.2 million recoupable payment by the Company to Skyline Partners which was recorded as a prepaid royalty in 2000 and a grant of an overriding royalty interest to Skyline Partners covering land adjacent to the Skyline mine reserves.

The Company is also the subject of or party to a number of other pending or threatened legal actions. On the basis of management's best assessment of the likely outcome of these actions, expenses or judgments arising from any of these suits are not expected to have a material adverse effect on the Company's operations, financial position or cash flows.

9. CASH FLOW

The changes in operating assets and liabilities as shown in the statements of cash flows are comprised of the following:

                                                      2002         2001         2000
                                                    --------     --------     --------
                                                             (In Thousands)

   Decrease (increase) in operating assets:
     Receivables                                    $ 14,330     $ (1,734)    $(10,264)
     Inventories                                      (5,898)      (1,139)       5,039
   Increase (decrease) in operating liabilities:
     Accounts payable and accrued expenses               691       (3,605)      (3,930)
     Accrued postretirement benefits other than
       pension                                           515         (497)          --
     Accrued reclamation and mine closure                604          598          369
     Accrued workers' compensation                      (716)        (478)         626
                                                    --------     --------     --------
                                                    $  9,526     $ (6,855)    $ (8,160)
                                                    ========     ========     ========

10. ACCOUNTING DEVELOPMENT

Effective January 1, 2003, the Company adopted FAS 143. FAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Application of the new rules will result in a cumulative effect of adoption that will decrease net income and members' equity by approximately $1 million to $4 million.


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